UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

TELECOM ITALIA S.p.A.

(Name of Issuer)

Ordinary Shares of euro 0.55 par value each

(Title of Class of Securities)

87927W10

(CUSIP Number)

Amedeo Nodari

Merchant Banking Department

Intesa Sanpaolo S.p.A.

(formerly known as Banca Intesa S.p.A.)

Piazza Scala, 6

20121 Milan, Italy

(+39) 02 8794 1852

With a copy to:

Michael S. Immordino, Esq.

Latham & Watkins

99 Bishopsgate

London EC2M 3XF

England

(+44) 207-710-1076

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 28, 2009 and November 26, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § §240.1 3d- l(e), 240.13d-l(f) or 240.13d- l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 87927W10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Intesa Sanpaolo S.p.A. (formerly known as Banca Intesa S.p.A.)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Republic of Italy

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 37,347,694

	8.	Shared Voting Power 3,278,702,623 (See Item 5)

	9.	Sole Dispositive Power 11,779,695

	10.	Shared Dispositive Power 3,278,702,623 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,316,050,317 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 25.16% (See Item 5)

14.	Type of Reporting Person (See Instructions) CO, BK

This Amendment No. 2 (this “Amendment”) amends the Statement on Schedule 13D (the “Schedule 13D”) filed on November 1, 2007 and as subsequently amended by Intesa Sanpaolo S.p.A., a company incorporated under the laws of the Republic of Italy (“Intesa Sanpaolo”), with respect to the ordinary shares, euro 0.55 par value per share (“Telecom Shares”), of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy (“Telecom Italia”).  Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Schedule 13D.

Introduction.

On April 28, 2007, a group of investors (the “Investors”) made up of Intesa Sanpaolo, Assicurazioni Generali S.p.A. (“AG” and, together with the AG group companies (Alleanza Toro S.p.A., formerly known as Alleanza Assicurazioni S.p.A., INA Assitalia S.p.A., Generali Lebensversicherung AG, formerly known as Volksfürsorge Deutsche Lebenversicherung AG, and Generali Vie S.A.) that became investors on October 25, 2007 pursuant to the October 25th Amendment (as defined below), together “Generali”), Sintonia S.A. (“SI”), Mediobanca S.p.A. (“Mediobanca” and, together with Generali, SI and Intesa Sanpaolo, the “Italian Investors”) and Telefónica S.A., the Spanish- based telecommunications operator (“Telefónica”), entered into a co-investment agreement (as subsequently amended by an amendment agreement on October 25, 2007 (the “October 25th Amendment”), the “Co- Investment Agreement”).  The Co-Investment Agreement established the terms and conditions for their participation in Centotrenta 4/6 S.r.l., an Italian company with registered office at Galleria del Corso 2, Milan, Italy, fiscal code n. 05277610969 subsequently transformed into an Italian joint stock company and renamed as Telco S.p.A. (“Telco”), an Italian corporation.  On November 15, 2007, the registered office of Telco was transferred to Via Filodrammatici 3, Milan, Italy.

Through Telco, the Investors purchased the entire share capital of Olimpia S.p.A. (“Olimpia”), which in turn held at that time 2,407,345,359 Telecom Shares or approximately 18% of the ordinary share capital, of Telecom Italia, from Pirelli & C. S.p.A. (“Pirelli”) and Sintonia S.p.A. and SI.  The closing of the purchase of the entire share capital of Olimpia, divided into 4,630,233,510 ordinary shares (the “Olimpia Shares”) pursuant to the Share Purchase Agreement occurred on October 25, 2007, following the receipt of the announcement of forthcoming governmental approvals from the Brazilian telecommunications authority on October 23, 2007 (the “Announcement”), an unofficial English translation of which was previously filed on Schedule 13D as Exhibit 6.

In addition to Telco’s participation in Telecom Italia’s ordinary share capital through its interest in Olimpia, on October 25, 2007 pursuant to the Co-Investment Agreement, Generali and Mediobanca contributed to Telco the Telecom Shares they held on that date.  These shares amounted to 5.6% of Telecom Italia’s ordinary share capital, with the individual contributions of Generali and Mediobanca amounting to 4.06% and 1.54%, respectively, of Telecom Italia’s ordinary share capital, and brought Telco’s direct and indirect participation in Telecom Italia’s ordinary share capital to approximately 23.6%.  Copies of the Co-Investment Agreement and the October 25th Amendment were previously filed on Schedule 13D as Exhibits 1 and 2, respectively.

On April 28, 2007, the Investors also entered into a shareholders’ agreement (as subsequently amended, the “Shareholders’ Agreement”), pursuant to which the Investors set out, among other things, the principles of corporate governance of Telco and Olimpia, respectively, the transfer of Telco’s shares and any Olimpia Shares or Telecom Shares directly or indirectly owned by Telco and the principles of designation, among the Investors, of candidates to be included in a common list for the appointment of directors of Telecom Italia under the voting list mechanism provided for by Telecom Italia’s by-laws.  A copy of the Shareholders’ Agreement was previously filed on Schedule 13D as Exhibit 3.

Pursuant to the October 25th Amendment, the Investors acknowledged the content of the Announcement and each of the Investors undertook to implement the content thereof through appropriate actions within the time frame set forth therein.  On November 19, 2007, the Investors entered into an Amendment to Shareholders Agreement and to Bylaws (the “November 19th Amendment”), to address the content of the Announcement and each of the Investors undertook to implement such content through appropriate legal measures and actions including amending the Shareholders’ Agreement and by-laws of Telco as provided in the November 19th Amendment. A copy of the November 19th Amendment was previously filed on Schedule 13D as Exhibit 12 and an unofficial English translation of the amended and restated by-laws of Telco (the “Telco By-laws”) was previously filed on Schedule 13D as Exhibit 13.

Separately, on November 6, 2007, pursuant to the Shareholders’ Agreement, Telco and Telefónica entered into a Call Option Agreement (the “Option Agreement”) to grant to Telefónica an option to purchase Telecom Shares or Olimpia Shares, as the case may be, from Telco in the event that a decision to dispose or encumber Telecom Shares or Olimpia Shares, as the case may be, or any rights attached thereto, including but not limited to voting rights, is taken by the board of directors of Telco by simple majority and Telefónica is a dissenting party.  A copy of the Option Agreement was previously filed on Schedule 13D as Exhibit 11.  On November 15, 2007, pursuant to Article 5 of the Option Agreement, Olimpia adhered to and accepted all the terms and conditions of the Option Agreement. A copy of the Olimpia adherence letter was previously filed on Schedule 13D as Exhibit 14.

Olimpia was subsequently merged into Telco, resulting in Olimpia’s shareholding in Telecom Shares being held directly by Telco.

In March 2008, Telco acquired 121,530,000 Telecom Shares, representing 0.91% of Telecom Italia’s share capital.  As a result, Telco’s holding in Telecom Italia increased from 23.6% to 24.5% equal to 3,278,702,623 Telecom Shares.

On October 28, 2009, SI requested, pursuant to Article 11(b) of the Shareholders Agreement, the non- proportional de-merger of Telco, with the assignment of its pro rata share of the assets and liabilities of Telco (comprised of Telecom Shares held by Telco representing approximately 2.06% of Telecom Italia’s share capital (the “SI Telecom Shares”)).

On the same date, the Investors other than SI, namely Intesa Sanpaolo, Mediobanca, Generali and Telefónica (collectively, the “Non-Exiting Shareholders”) acknowledged SI’s decision and, by entering into a Renewal Agreement dated October 28, 2009 and effective as of April 28, 2010 (the “Renewal Agreement”), agreed (i) not to request the non-proportional de-merger of Telco, with the assignment of their corresponding share of Telecom Shares at that time; and (ii) to renew the Shareholders Agreement for an additional term of three years until April 27, 2013 substantially on the same terms and conditions, except to provide for (a) the right of the Non-Exiting Shareholders to request the non-proportional de-merger of Telco not later than six months prior to the new expiry date will only be exercisable in the period between October 1, 2012 and October 28, 2012, and (b) an early withdrawal right period exercisable between April 1, 2011 and April 28, 2011 (such Shareholders Agreement, as amended and renewed, the “New Shareholders Agreement”).  A copy of the Renewal Agreement is filed as Exhibit 15 hereto and a copy of the joint press release, dated October 28, 2009, issued by the Non-Exiting Shareholders announcing the events described above is filed as Exhibit 17 hereto.

The Non-Exiting Shareholders also agreed, in the Renewal Agreement, to consider and evaluate, together with SI, mutually agreed alternative ways to permit SI to exit Telco, other than through a non-proportional de-merger.

In connection with the Renewal Agreement, separately on October 28, 2009, Telco and Telefónica entered into an Amendment Deed to the Call Option Agreement (the “Amendment to Option Agreement”) (i) to extend the term of the Option Agreement to coincide with the expiration date of the New Shareholders Agreement, and (ii) to exempt certain transactions regarding the Telecom Shares, namely those related to the exercise of de-merger and early withdrawal rights pursuant to Article 11(b) of the Shareholders Agreement.  A copy of the Amendment to Option Agreement is filed as Exhibit 16 hereto.

The terms of SI’s exit were approved on November 26, 2009, when an extraordinary general meeting of the Telco shareholders unanimously approved a proposal of the Telco board of directors to permit SI to exit Telco in a single transaction consisting of two parts (the “SI Exit Transaction”): (i) SI will acquire the SI Telecom Shares from Telco for a cash payment of approximately euro 605 million (equal to a price of euro 2.2 for each SI Telecom Share), and (ii) Telco will voluntarily reduce its share capital by approximately euro 301 million by acquiring and cancelling SI’s Telco shares (approximately 162.8 million class A shares, equal to 8.39% of

Telco’s share capital) for cash consideration equal to the pro rata net asset value of SI’s interest in Telco, currently estimated at approximately euro 295 million.  The amount Telco will pay to SI is subject to adjustment based on Telco’s net asset value before the closing, expected to occur before the end of 2009.  The net result of the transaction will be that SI acquires the SI Telecom Shares for net cash consideration of approximately euro 310 million (equal to SI’s payment to Telco of approximately euro 605 million minus the payment of approximately euro 295 million – subject to adjustment based on Telco’s net asset value before the closing – that SI will receive from Telco).  The Telco press release describing the SI Exit Transaction, dated November 26, 2009, is filed as Exhibit 18 hereto.

Items 2, 3, 4, 5, 6 and 7 of Schedule 13D are hereby amended and supplemented to add the following:

Item 2.             Identity and Background

This statement on Schedule 13D is being filed by Intesa Sanpaolo.

During the last five years, neither Intesa Sanpaolo nor, to the best of Intesa Sanpaolo’s knowledge, any of the persons listed in Annex A to Schedule 13D, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.             Source and Amount of Funds or Other Consideration

Telco’s March 2008 acquisition of 121,530,000 Telecom Shares (representing 0.91% of Telecom Italia’s share capital) was made in cash for a total consideration of approximately euro 149,846,490 and was funded through an existing loan facility granted by Intesa Sanpaolo and Mediobanca to Telco.

Item 4.             Purpose of Transaction

For the Non-Exiting Shareholders, the principal objective of their investment in Telecom Shares remains the creation of value over time for all shareholders, by accompanying Telecom Italia’s business growth strategies, which will be defined autonomously by the board of directors and the management of Telecom Italia.  The purpose of the SI Exit Transaction is to allow SI to separate itself from the Telco group and to allow SI, if it chooses, to divest its 2.06% interest in Telecom Shares.

Item 5.             Interest in Securities of the Issuer

Following Telco’s acquisition, in March 2008, of 121,530,000 Telecom Shares (representing 0.91% of Telecom Italia’s share capital), Intesa Sanpaolo, through its interest in Telco, may be deemed to beneficially own 3,278,702,623 Telecom Shares, representing approximately 24.5% of the outstanding Telecom Shares.  Intesa Sanpaolo may be deemed to have shared power to vote, or direct the vote, and shared power to dispose, or direct the dispositions, of such Telecom Shares.  Following the SI Exit Transaction, expected to close by the end of 2009, Telco’s holdings in Telecom Italia will be reduced by 275,115,716 Telecom Shares.

In addition, Intesa Sanpaolo may be deemed to have sole power to vote or direct the vote of 37,347,694 Telecom Shares and sole power to dispose or direct the disposition of 11,779,695 Telecom Shares through its direct holdings and the holdings of various subsidiaries, representing approximately 0.3% and 0.1% of the outstanding Telecom Shares, respectively.  These shares are not currently expected to be contributed to Telco.  The beneficial ownership of Telecom Shares by the persons listed in Annex A to Schedule 13D, to the extent currently available, is indicated next to such person’s name in such Annex A.  To the best of Intesa Sanpaolo’s knowledge, such persons have sole voting and dispositive power over the Telecom Shares that they beneficially own.  Except as described in Annex B, Intesa Sanpaolo has not effected any transaction in the Telecom Shares during the past 60 days. Intesa Sanpaolo does not currently have information on any transaction in Telecom Shares during the past 60 days by the persons listed in Annex A.

Item 6.                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

RENEWAL AGREEMENT

The following summary of certain material provisions of the Renewal Agreement does not purport to be a full and complete description of such document and is entirely qualified by reference to the full text of such document attached as Exhibit 15 hereto.

SI Exit

The Renewal Agreement provides that the Non-Exiting Shareholders will (i) not request the non proportional de-merger of Telco pursuant to Article 11(b) of the Shareholders Agreement currently in force; (ii) consider and evaluate — together with SI — alternative ways to permit SI to exit Telco (the “Alternative Exit”); provided, however, that such Alternative Exit will be pursued only if and to the extent that it is agreed by the Non-Exiting Shareholders and SI at their own discretion prior to the completion of the de-merger; and (iii) acknowledge that SI will no longer be bound by the Shareholders Agreement upon the earlier of (x) the completion of the de-merger or the completion of the Alternative Exit, and (y) the expiry date of the Shareholder Agreement currently in force, falling on April 28, 2010.

The description of the SI Exit Transaction in the Introduction to this Amendment is incorporated herein by reference.

New Shareholders Agreement

In the Renewal Agreement, the Non-Exiting Shareholders acknowledged and agreed (i) that the Shareholders Agreement will remain in full force and effect among the parties until its expiry date, falling on April 28, 2010, and (ii) to renew the Shareholders Agreement, subject to the amendments described below, substantially on the same terms and conditions, in the form of the New Shareholders Agreement that will have a term of three years, expiring on April 27, 2013.

The Renewal Agreement further provides, among other things, that:  (i) the right of each Not-Exiting Shareholder under Article 11(b) of the New Shareholders Agreement to request the non-proportional de-merger of Telco no later than six months prior to the expiry date of the New Shareholders Agreement, will only be exercisable in the period between October 1 and October 28, 2012 (the “Final Notice Period”); provided, however, that if the request for de-merger by one or more such Non-Exiting Shareholders is made during the last five days of the Final Notice Period, then the Final Notice Period shall be extended to November 5, 2012; (ii) each of the Non-Exiting Shareholders shall also have the right to withdraw from the New Shareholders Agreement (the “Right to Withdraw”) and to require the other parties to cause the non- proportional de-merger of Telco pursuant to Article 11(b) of the New Shareholders Agreement by sending the relevant notice in the period between April 1 and April 28, 2011 (the “Early Withdrawal Notice Period”); provided, however, that if the request for de-merger by one or more such Non-Exiting Shareholder is made during the last five days of the Early Withdrawal Notice Period, then the Early Withdrawal Notice Period shall be extended to May 5, 2011.  Such withdrawal will be effective for such Non-Exiting Shareholder as of the date of completion of the de-merger, provided that the New Shareholders Agreement will continue in full force and effect (a) with respect to such Non-Exiting Shareholder, until the earlier of the date of completion of the de-merger and the expiry date of the New Shareholders Agreement, and (b) with respect to the other Non-Exiting Shareholders, the expiry date of the New Shareholders Agreement, falling on April 27, 2013.

The description of the Renewal Agreement in the Introduction to this Amendment is incorporated herein by reference.

AMENDMENT TO OPTION AGREEMENT

The following summary of certain material provisions of the Amendment to Option Agreement does not purport to be a full and complete description of such document and is entirely qualified by reference to the full text of such document attached as Exhibit 16 hereto.

Pursuant to the Amendment to Option Agreement, Telco and Telefónica have agreed to reflect the new term of the New Shareholders Agreement and extend the term of the Option Agreement through the expiration date of the New Shareholders Agreement, occurring on April 27, 2013.

Telco and Telefónica have also agreed that the call option of Telefónica shall not apply to the Telecom Shares that the board of directors of Telco will have resolved to transfer to SI or to any Non-Exiting Shareholder having exercised the Right to Withdraw following (i) any Alternative Exit that will have been agreed by all Non-Exiting Shareholders as an alternative way to permit SI to exit from Telco pursuant to Article 1 of the Renewal Agreement, or (ii) an alternative way that will have been agreed by all Non-Exiting Shareholders to permit a party that has exercised the Right to Withdraw to exit from Telco.

The description of the Amendment to Call Option Agreement in the Introduction to this Amendment is incorporated herein by reference.

Item 7.             Materials to Be Filed as Exhibits

Exhibit 15:

Renewal Agreement, dated October 28, 2009, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.

Exhibit 16:	Amendment Deed to the Call Option, dated October 28, 2009, by and between Telefónica S.A. and Telco S.p.A.

Exhibit 17:	Joint press release, dated October 28, 2009, issued by Telefónica S.A., Assicurazioni Generali S.p.A, Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.

Exhibit 18:	Telco S.p.A. press release, dated November 26, 2009.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 1, 2009

INTESA SANPAOLO S.p.A.

	By:	/s/ Marco Cerrina Feroni
		Name:	Marco Cerrina Feroni
		Title:	Head of Merchant Banking Department

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF INTESA SANPAOLO

The name, title, present principal occupation or employment of each of the directors and executive officers of Intesa Sanpaolo are set forth below.  The business address of each director and executive officer is Intesa Sanpaolo’s address.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Intesa Sanpaolo.  All of the persons listed below are citizens of the Republic of Italy, except Antoine Bernheim who is a French citizen.

Name and surname	Position with Intesa Sanpaolo	Present Principal Occupation (if different from Position with Intesa Sanpaolo)	Telecom Shares Beneficially Owned

Enrico SALZA	Chairman of Management Board	—	*

Orazio ROSSI	Deputy Chairman of Management Board	Commercial and industrial entrepreneur and Chairman, Cassa di Risparmio del Veneto S.p.A.	*

Corrado PASSERA	Member of Management Board, Managing Director and CEO	—	*

Elio Cosimo CATANIA	Member of Management Board	Chairman and Managing Director, Azienda Trasporti Milanesi S.p.A.	*

Aureliano BENEDETTI	Member of Management Board	Chairman, Banca CR Firenze S.p.A.	*

Giuseppe FONTANA	Member of Management Board	Businessman, head of the Fontana Group holding company	*

Gian Luigi GARRINO	Member of Management Board	Chairman, Fondaco SGR S.p.A.	*

Virgilio MARRONE	Member of Management Board	Director, FIAT S.p.A.	*

Emilio OTTOLENGHI	Member of Management Board	Businessman and Chairman, Banca IMI S.p.A., La Petrolifera Italo Rumena S.p.A.	*

Giovanni PERISSINOTTO	Member of Management Board	Managing Director, Assicurazioni Generali S.p.A.	*

Marcello SALA	Member of Management Board	Director, Banca IMI S.p.A., Banca ITB S.p.A.	*

Giovanni Bazoli	Chairman of Supervisory Board	—	*

Antoine Bernheim	Deputy Chairman of Supervisory Board	Manager - Chairman Assicurazioni Generali Group	*

Rodolfo Zich	Deputy Chairman of Supervisory Board	Professor	*

Name and surname	Position with Intesa Sanpaolo	Present Principal Occupation (if different from Position with Intesa Sanpaolo)	Telecom Shares Beneficially Owned

Carlo Barel di Sant’Albano	Member of Supervisory Board	Manager - CEO EXOR S.p.A	*

Rosalba Casiraghi	Member of Supervisory Board	Consultant	*

Marco Ciabattoni	Member of Supervisory Board	Professional (CPA) & Professor	*

Giovanni Costa	Member of Supervisory Board	Professor	*

Franco Dalla Sega	Member of Supervisory Board	Professor	*

Gianluca Ferrero	Member of Supervisory Board	Chartered Accountant	*

Angelo Ferro	Member of Supervisory Board	Professor	*

Pietro Garibaldi	Member of Supervisory Board	Professor	*

Giulio Stefano Lubatti	Member of Supervisory Board	Consultant	*

Giuseppe Mazzarello	Member of Supervisory Board	—	*

Eugenio Pavarani	Member of Supervisory Board	Professor	*

Gianluca Ponzellini	Member of Supervisory Board	Chartered Accountant	*

Gianguido Sacchi Morsiani	Member of Supervisory Board	—	*

Ferdinando Targetti	Member of Supervisory Board	Professor	*

Livio Torio	Member of Supervisory Board	Lawyer	*

Riccardo Varaldo	Member of Supervisory Board	Professor	*

* Not available

ANNEX B

TRANSACTIONS IN TELECOM ITALIA ORDINARY SHARES EFFECTED BY THE INTESA
SANPAOLO BANKING GROUP DURING THE LAST SIXTY DAYS

The following describes transactions during the last sixty days by Intesa Sanpaolo in Telecom Shares.  These transactions were all ordinary course broker-dealer activities engaged in by Intesa Sanpaolo or its affiliates consistent with its usual practices and unrelated to the Telco transaction. Substantially all of these transactions consisted of index arbitrage; index rebalance trading; program trading relating to baskets of securities; creation, redemption and balancing of exchange traded funds; facilitation of customer trades; model-driven trading and error correction.

Name of Intesa Sanpaolo entity or affiliate	Number of Buys	Buy Volume	High/Low Buy Prices (in €)	Number of Sells	Sell Volume	High/Low Sell Prices (in €)

Banca IMI	412	9,815,563	1.24/1.07	448	7,115,505	1.24/1.07

EXHIBIT INDEX

Exhibit No.

99.1	Co-Investment Agreement, dated as of April 28, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.*

99.2	Amendment to the Co-Investment Agreement and the Shareholders’ Agreement, dated October 25, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.*

99.3	Shareholders’ Agreement, dated as of April 28, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.*

99.4	By-laws of Olimpia S.p.A. (unofficial English translation).*

99.5	Share Purchase Agreement, dated May 4, 2007, by and among the Investors, Pirelli and Sintonia.*

99.6	The Announcement of the Board of Commissioners of the Brazilian National Telecommunications Agency (Anatel) related to the Transaction, dated October 23, 2007 (unofficial English translation).*

99.10	By-laws of Telco S.p.A. (unofficial English translation).*

99.11	Call Option Agreement, dated November 6, 2007, between Telefónica and Telco.*

99.12	Amendment to Shareholders Agreement and to Bylaws, dated November 19, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.*

99.13	Amended and Restated By-laws of Telco (unofficial English translation).*

99.14	Letter of Adherence to the Call Option Agreement by Olimpia S.p.A., dated November 15, 2007.*

99.15

Renewal Agreement, dated October 28, 2009, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.

99.16	Amendment Deed to the Call Option, dated October 28, 2009, by and between Telefónica S.A. and Telco S.p.A.

99.17	Joint press release, dated October 28, 2009, issued by Telefónica S.A., Assicurazioni Generali S.p.A, Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.

99.18	Telco S.p.A. press release, dated November 26, 2009.

* Previously filed.